Exhibit 99.1

Silence Therapeutics Reports Full-year 2020 Results

Advancing clinical programmes; On-track for three phase 1 data readouts in 2021

30 March 2021

LONDON, Silence Therapeutics plc, AIM: SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, announced its audited full year results for the year ended 31 December 2020.

Mark Rothera, President and CEO of Silence Therapeutics, commented: “2020 was a transformational year for Silence Therapeutics, driven by the remarkable resilience of our people in what was a challenging year for the world. We have made significant progress with our mRNAi GOLD™ platform, with both lead programmes now in the clinic and three data readouts due this year. Alongside advancing our wholly owned pipeline, we continue to progress our high-value partnerships and through this two-pronged approach, our goal is to deliver 2-3 INDs per year from 2023. We are well positioned for success and motivated by our vision to transform people’s lives through our precision engineered medicines.”

Craig Tooman, CFO of Silence Therapeutics, commented: “Silence ended 2020 in a strong financial position, driven by non-dilutive funding from our collaborations. Our balance sheet has been further strengthened by the recent $45 million financing, which demonstrated the growing appreciation for Silence and expanded our global shareholder base. We will look to build upon this in 2021 as we continue to enhance our capabilities and maximise the opportunity of our mRNAi GOLD™ platform.”

Operational Highlights

•	Advanced both wholly owned product candidates, SLN360 for cardiovascular disease due to high Lipoprotein(a), or Lp(a) levels and SLN124 for thalassaemia and myelodysplastic syndrome (MDS).
o	SLN360 received approval of an initial drug application (IND) by the FDA and Silence initiated the APOLLO Phase 1 study in people with high Lp(a) levels.
o	SLN124 was granted rare paediatric disease designation for thalassaemia as well as orphan drug designations for MDS and thalassaemia by the FDA.
o	Initiated the GEMINI Phase 1 study of SLN124 in healthy volunteers.
•	Secured a significant collaboration deal with AstraZeneca to discover and develop siRNA therapeutics for up to 10 targets in cardiovascular, renal, metabolic and respiratory diseases.
o	Upfront cash payment of $20m was received and another $40m is due in the first half of 2021.
o	Deal economics include up to $400m in milestone payments and royalties for each programme.

•

Expanded RNAi collaboration with Mallinckrodt for complement-mediated diseases with Mallinckrodt exercising options to license two additional targets from Silence, bringing the total to the maximum three programmes envisaged in the collaboration deal.

•	Commenced a technology evaluation with Takeda to explore the potential of using Silence’s mRNAi GOLD™ platform against a novel, undisclosed target.
•

Appointed Dr Giles Campion as Executive Director, Dr Marie Wikström Lindholm as Senior Vice President, Molecular Design, Dr Eric Floyd as Senior Vice President, Head of Global Regulatory Affairs and Quality Assurance and Dr Barbara Ruskin as Senior Vice President, General Counsel and Chief Patent Officer.

•

Launched a Scientific Advisory Board comprising world-leading scientists and clinicians to support the optimisation of Silence’s mRNAi GOLD™ platform and guide development strategies for SLN360 and SLN124.

•	Completed U.S. listing and our American Depository Shares (ADSs) began trading on the Nasdaq Capital Market (Nasdaq) under the symbol “SLN” on 8 September 2020.
•	Appointed Mark Rothera as our President, Chief Executive Officer and Board member.

Financial Highlights

•

Cash and cash equivalents and term deposits of £37.4m at year-end (2019: £33.5m). The Group had £97.5m on a proforma basis, which includes £37.4m at year-end, plus the £29.3m ($40m) receivable from AstraZeneca due in the first half of 2021, plus net proceeds of £30.8m from the February 2021 capital raise.

•

Cash flow from operating activities was £10.8m outflow (2019: £1.7m inflow) against an operating loss of £35.8m (2019: £22.7m). 2020 included receipts of $20m upfront from AstraZeneca, $2.0m in milestones from Mallinckrodt Pharmaceuticals, and a $2.0m upfront from Takeda.

•

2020 loss was higher primarily due to increased research and development spend in relation to our SLN360 and SLN124 proprietary programmes, as well as general and administrative expenses mainly relating to the Nasdaq listing.

Post Year-end

•	Appointed Dr Michael H. Davidson to the Silence Board of Directors as a Non-Executive Director and Craig Tooman to the Executive Leadership Team as Chief Financial Officer.
•	Completed an oversubscribed $45m (c. £33m) private placement led by top-tier US institutional healthcare funds.
•	Initiated dosing in the APOLLO Phase 1 study of SLN360 in people with high Lp(a) levels.
•	Initiated work with Mallinckrodt on the third complement target which triggered a $2.0m research milestone payment to Silence.
•	Completed enrolment in the GEMINI Phase 1 study of SLN124 in healthy volunteers.
•	Initiated the GEMINI II Phase 1b study of SLN124 in people with thalassemia and MDS.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European PR Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary messenger RNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company's clinical and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Conference Call

Company management will host a live webcast to discuss its 2020 annual results and recent business performance today at 8:00 a.m. EDT / 13:00 BST.

Dial-in details are:

Webcast link: https://edge.media-server.com/mmc/p/odvo7f8f

Participant UK dial-in: +44 2071 928338

Participant US dial-in: +1 646 741 3167

Conference ID: 3094621

A presentation to accompany the call will be made available to download from; https://www.silence-therapeutics.com/investors/results-reports-presentations

Chairman’s Statement

That was the year that was….

As I write this, we are still in the midst of the COVID-19 pandemic. No business has been left untouched by the impact of the virus, and at Silence Therapeutics, we have effectively taken all necessary steps to reduce the potential negative impact on our business. Most importantly, our priority in the current situation has been to ensure the well-being and safety of our employees, patients, and partners, whilst conscientiously safeguarding the interests of you, our shareholders. Accordingly, we have taken the necessary precautions and we will continue to monitor the spread of the virus and implement subsequent actions carefully so the business is in its strongest possible position to maximise the opportunity when the international vaccination programmes are rolled out and restrictions are finally lifted. During the period under review, our employees have done an amazing job to maintain the integrity of our business despite the unprecedented conditions.

The pace has quickened….

In last year’s Annual Report, I made it clear I thought that “Silence had come of age”. This was clearly demonstrated in the second half of 2019 and throughout 2020 and I can confirm the pace has quickened. We have made significant progress across all facets of the business as outlined in this year’s CEO’s Report. Notably, our R&D organisation and capabilities have been significantly strengthened and the development of our potentially world-class clinical assets progressed. Independently and together with our business partners, we have ongoing clinical trials and clinical trials planned to start. However, we recognise that global measures against COVID-19 and the need to prioritise health care resources have undoubtedly affected the timelines of these studies. As a result, we have put in place contingency measures and although the timing of the initial results from clinical studies may be affected, we remain confident that in 2021 we are well placed to expediently progress our wholly owned SLN360 and SLN124 programmes and our partnered programmes and achieve significant clinical milestones.

During the year we have concluded additional pivotal partnering agreements with big pharma including AstraZeneca, and also with biotech and academic groups and thereby not only accessed capabilities and assets but also considerably strengthened our balance sheet by securing further non-dilutive funding. In parallel, as we have achieved further clinical and regulatory milestones for each of our wholly owned programmes, there has been a growing excitement amongst researchers, clinicians, patient groups and further potential partners.

A competent and cohesive team is now in place……

During the year we opened our office in New York and listed on Nasdaq and made further key management appointments across the organisation. In September 2020 we appointed our new CEO, Mark Rothera, who brings the experience we need to capitalise on the progress to date and to build the business going forward. Despite the backcloth of COVID-19, in 2020, Silence Therapeutics was designated a Great Place to Work both in the UK and Germany, which is a further testament to our management and employees with their high level of competence and commitment.

Governance….

We remain committed to high standards of governance and continue to comply with the regulatory standards required of an AIM listed and Nasdaq foreign private issuer (“FPI”) company. Also, we are committed to an effective control environment to maintain high standards throughout the Company. In addition to appointing our new CEO, during the year we invited Dr Giles Campion, Head of R&D and CMO to join the Board as an Executive Director to ensure R&D remains at the front and centre of our thinking. Post period we further strengthened the Board with the appointment of Dr Michael Davidson as Non-

Executive Director. Michael brings relevant clinical experience in the cardiovascular sector and also an extensive background in the US biotech sector.

Outlook – it is now about execution….

This past year has not been without its challenges, but with the continued support of our major shareholders and the dedication of a highly resilient and focused management team, I am confident by executing on our strategy in relation to our pipeline delivery, portfolio focus, geographic expansion and commercial goals that we now have the momentum, and ability to deliver on our ambitious targets for 2021 and beyond.

On behalf of the business, I want to extend our thanks to all our stakeholders, shareholders, partners and suppliers, who have supported the business over the past year. As a final word, I would like to share my sincere thanks to our employees for their hard work and commitment in 2020. With their dedication and determination, we have navigated a transformational journey, and during the COVID-19 era, which has enabled us to achieve our goals for the Company while setting a foundation to deliver long-term advantage. I am proud of their achievements and look forward to working with them on the next stage of our journey in 2021.

Iain Ross

Chairman

Chief Executive Officer’s Report

2020 was a transformational year for Silence, highlighted by remarkable scientific and corporate progress. After 20 years of developing our science in the field of RNAi, we enter 2021 as a clinical-stage company with three Phase 1 data readouts anticipated this year. Since joining the Company in September 2020, I have been immensely impressed with our innovative science, unparalleled know-how and the dedication of our team. I believe Silence is poised for substantial growth and our team is focused on strong execution with a clear near-term path to value creation.

Exceptional progress…

Silence is showing rapid progress towards realizing our potential with several important milestone achievements in 2020 and this progress has continued at pace in 2021. In 2020, we made significant progress with our proprietary mRNAi GOLD™ (GalNAc OLigonucleotide Discovery) platform, advancing both wholly owned candidates, SLN360 for the high and prevalent unmet need in reducing cardiovascular risk due to high lipoprotein(a) – Lp(a) - levels and SLN124 for rare iron loading anaemia conditions thalassemia and MDS.

In the year, SLN360 received approval of an investigational new drug application (IND) from the FDA and we initiated the APOLLO Phase 1 study in people with high Lp(a), a genetically determined independent cardiovascular risk factor affecting up to 20% of the world’s population. We also made significant progress with SLN124, which was granted rare paediatric disease designation for thalassaemia and orphan drug designation for MDS and adults with thalassaemia by the FDA. In the year, we were also pleased to initiate the GEMINI Phase 1 study of SLN124 in up to 24 healthy volunteers. Both assets are now in the clinic with three Phase 1 data readouts anticipated in 2021.

Alongside advancing our wholly owned pipeline, developing high-value collaborations is a core part of our strategy and we made great strides with this in 2020. This included a landmark deal with AstraZeneca for up to 10 programmes, a technology evaluation deal with Takeda for a first programme as well as deepening our collaboration with Mallinckrodt for complement-mediated diseases with Mallinckrodt exercising options on all three programmes covered by the agreement. Collectively these partnerships represent up to 14 programmes and economics of up to $6 billion in potential milestones plus royalties.

The completion of our Nasdaq listing in September marked a significant step in our efforts to position ourselves more globally and gives us access to an important pool of capital, US biotech investors. Financially, we ended the year with a strong cash position of £37.4m, driven by payments received from our collaborations, particularly the $20m upfront from AstraZeneca. Combined with the capital raise we completed in February 2021 and payment due from AstraZeneca in the first half of 2021, we have a proforma cash balance of £97.5m.

The right people…

You can have the best science and technology in the world, but it does not matter if you do not have the right people and culture in place to execute your strategy. At Silence, I believe we have both. We have exceptional experience at every level, including a research and discovery team that has been operating now for 20 years in the RNAi field. In the year, we strengthened our executive leadership team, including appointments such as Dr Giles Campion as Executive Director, Dr Eric Floyd as Senior Vice President, Head of Global Regulatory Affairs and Quality Assurance, Dr Barbara Ruskin as Senior Vice President, General Counsel and Chief Patent Officer and Dr Marie Wikström Lindholm as Senior Vice President, Molecular Design. We also introduced a Scientific Advisory Board comprising world-leading scientists and clinicians to support the optimisation of our mRNAi GOLD™ platform and guide development strategies for SLN360 and SLN124. This momentum has continued into 2021 as we have appointed leading lipidology and cardiovascular clinical trial expert, Dr Michael Davidson, to our Board of Directors and Craig Tooman, an experienced US public biotech company CFO to our leadership team.

A clear path to value creation…

It has taken a number of years for the RNA field to mature, and we have enjoyed watching it soar over the past year, highlighted by the FDA approval of two mRNA-based vaccines for COVID-19. There is more awareness and increasing appreciation for the potential benefits of mRNA-based therapeutics and I believe that Silence is well positioned to capitalise on this attractive market.

Over the years, Silence has built substantial know-how and expertise in the science of RNAi, which has given rise to our mRNAi GOLD™ platform that is now in the clinic. Since I joined Silence, we have conducted a detailed strategic business review and identified three core components of our strategy going forward – all based on our mRNAi GOLD™ platform.

Firstly, we must rapidly and effectively execute on our clinical programmes. We view SLN360 as a key strategic asset as this is a program with blockbuster potential that we own outright. We are hopeful that the strong pre-clinical profile will translate well into the clinic and expect to report data from the ongoing APOLLO Phase 1 study of SLN360 in people with high Lp(a) in the second half of this year. Our plan is to rapidly advance SLN360 in the clinic, positioning ourselves to initiate phase 2 studies in the second half of 2022 while creating more value for the asset and options for the future. With SLN124, we expect data from the ongoing GEMINI Phase 1 study in healthy volunteers in the first half of this year. This study is important because we expect it to validate our preclinical findings that administering SLN124 effectively reduces iron overload by increasing hepcidin levels and it will be the first-in-human data from our mRNAi GOLD™ platform. In parallel, we are evaluating SLN124 in the GEMINI II Phase 1b study in people with thalassemia and MDS and intend to report interim data from the single-ascending dose portion in the second half of this year.

Next, we must ensure that we fully unleash the potential of our mRNAi GOLD™ platform. There are around 14,000 genes expressed in the liver and only around 1% of those genes are currently being targeted by a RNAi program. To address this untapped opportunity, we are taking a two-pronged approach to target selection – pursuing both best-in-class and first-in-class opportunities that are focused in areas of significant unmet need with clear commercial opportunity. We intend to accelerate our discovery efforts to enable 2-3 INDs per year starting in 2023, including wholly owned plus partnership programmes.

Finally, we will continue with our hybrid business model, building our wholly owned pipeline while developing partnership programs that allow us to do more with our mRNAi GOLD™ platform. This hybrid approach creates a balance to rapidly grow our pipeline while enabling us to finance our endeavours largely through non-dilutive capital from partnership programmes. We believe this is especially worthwhile given the unusually high probability of success this modality has shown in the clinic amongst RNAi players.

Looking ahead…

I believe that this is our moment. We have deep scientific know-how in the RNAi field, two wholly owned programmes advancing in the clinic, validating partnerships, and a platform technology that is really at the beginning of what it can do. Importantly, we have the right team to drive execution. Our goal now is to effectively accelerate this development and position Silence as a leading global RNAi business.

We are truly motivated by our purpose to transform peoples’ lives around the world through our precision engineered medicines and driving positive change for the communities around us. I look forward to keeping you updated on our progress.

Mark Rothera

Chief Executive Officer

Financial Review

Investment in R&D grew strongly in the year to £20.2m, reflecting the excellent progress made in advancing SLN360 and SLN124 towards the clinic. We ended the year with £37.4m in cash, cash equivalents and term deposits. In addition, we received net proceeds of £30.8m post year-end in a capital raise and will receive £29.3m ($40m) from AstraZeneca in the first half of 2021. In total, this gives us £97.5m on a proforma basis, and sufficient resources to deliver clinical data using our mRNAi GOLD™ platform in 2021.

Revenue

Revenue recognised for 2020 increased to £5.5 million (2019: £0.2m), driven by partial recognition of upfront, milestone payments, and recharges relating to the collaboration with Mallinckrodt, AstraZeneca and Takeda as well as royalty income from Alnylam Pharmaceuticals. The balance of the upfront, milestone and recharge amounts will be recognised as revenue in future years over the period which services are provided.

Research and Development Expenditure

Research and development spend in the year increased by £6.9m to £20.2m (2019: £13.3m), primarily driven by an increase in third party and personnel costs needed to support the advancement of both SLN360 and SLN124 into clinical studies as well as new partnership programmes with AstraZeneca, Takeda and Mallinckrodt.

Administrative Expenses

General and administration expenses increased by £4.4m to £14.0m for 2020 (2019: £9.6m), primarily driven by additional finance and legal costs associated with the Nasdaq listing in September 2020.

Other (Losses)/Gains

The Group recognised an expense of £3.4m for 2020 (2019: £nil) mainly due to £4.9m of foreign exchange losses resulting from revaluation of foreign currency denominated monetary items, offset by a £1.5m gain on the fair value of derivative forward contract.

Finance and Other Income

The Group recognised income of £0.1m for 2020 (2019: £0.02m) in respect of bank interest receivable.

Finance and Other Expenses

The Group recognised an expense of £0.3m for 2020 (2019: £0.2m) mainly due to foreign exchange losses resulting from revaluation of foreign currency denominated monetary items.

Taxation

Taxation for 2020 amounted to a credit of £3.5m compared to £3.3m for 2019, primarily reflecting the increase in our R&D expenses. During the year, the Group received a research and development tax credit of £3.0m in the UK in respect of R&D expenditure in 2019. The Group recognised a £3.5m credit in the profit and loss account and £3.5m current tax asset in relation to 2020 research and development tax credits.

The increase in the credit amount was primarily attributable to our increased expenditure on research and development.

Liquidity, Cash and Cash Equivalents and Term Deposits

The Group’s cash and cash equivalents and term deposits at year end totalled £37.4m (2019: £33.5m).

The cash flow from operating activities was £10.8m outflow (2019: £1.7m inflow) against an operating loss of £35.8m (2019: £22.7m). 2020 included receipts of $20m upfront from AstraZeneca, $2.0m in milestones from Mallinckrodt Pharmaceuticals, and a $2.0m upfront from Takeda.

In 2021, the Group expects to make continued investments in R&D to support its clinical programmes and discovery efforts. The Group also anticipates increased G&A investments compared to FY 2020 to support organisational growth, including its public company needs.

The Directors have reviewed the working capital requirements of the Group and Company for the twelve months from signing these financial statements and are confident that these can be met from existing funds, which also takes into account the $45.0m raised in February 2021 and the $40.0m due from AstraZeneca in the first half of 2021.

Other Balance Sheet Items

Current trade and other payables increased by £1.3m to £8.2m at the end of 2020 (2019: £6.9m). This was driven by increased contract research organisation (CRO) costs due to ramp up in activities associated with our SLN360 and SLN124 clinical development programmes.

Craig Tooman

Chief Financial Officer

Consolidated income statement

year ended 31 December 2020

	2020		2019
	£000s		£000s
Revenue	5,479		244
Cost of sales	(3,762)		-
Gross (loss) / profit	1,717		244
Research and development costs	(20,209)		(13,336)
Administrative expenses	(13,983)		(9,642)
Other (losses)/gains - net	(3,372)		-
Operating loss	(35,847)		(22,734)
Finance and other expenses	(323)		(163)
Finance and other income	129		27
Loss for the year before taxation	(36,041)		(22,870)
Taxation	3,494		3,288
Loss for the year after taxation	(32,547)		(19,582)
Loss per ordinary equity share (basic and diluted)	(39.8	) pence	(26.1	) pence

Consolidated statement of comprehensive income

year ended 31 December 2020

	2020	2019
	£000s	£000s
Loss for the year after taxation	(32,547)	(19,582)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	472	(411)
Total other comprehensive income/(expense) for the year	472	(411)
Total comprehensive expense for the year	(32,075)	(19,993)

Consolidated balance sheet

at 31 December 2020

	December 31,
	2020	2019
	£000s	£000s
Non-current assets
Property, plant and equipment	1,127	611
Goodwill	8,125	7,692
Other intangible assets	17	34
Financial assets at amortised cost	303	275
	9,572	8,612
Current assets
Cash and cash equivalents	27,449	13,515
Derivative financial instrument	1,492	-
Financial assets at amortised cost – term deposit	10,000	20,000
Financial asset at amortised cost – other	-	1
R&D tax credit receivable	3,536	3,060
Other current assets	4,616	885
Trade receivables	29,306	4
	76,399	37,465
Non-current liabilities
Contract liabilities	(51,337)	(15,515)
	(51,337)	(15,515)
Current liabilities
Contract liabilities	(17,042)	(2,478)
Trade and other payables	(8,192)	(6,888)
Lease liability	(341)	(287)
	(25,575)	(9,653)
Net assets	9,059	20,909
Capital and reserves attributable to the owners of the parent
Share capital	4,165	3,919
Capital reserves	186,891	167,243
Translation reserve	2,218	1,746
Accumulated losses	(184,215)	(151,999)
Total shareholders equity	9,059	20,909

Consolidated statement of changes in equity

year ended 31 December 2020

	Share capital	Capital reserves	Translation reserve	Accumulated losses	Total equity
	£000s	£000s	£000s	£000s	£000s
At January 1, 2019	3,554	163,121	2,157	(133,787)	35,045
Recognition of share-based payments	-	584	-	-	584
Options exercised in the year	-	(1,370)	-	1,370	-
Proceeds from shares issued	365	4,908	-	-	5,273
Transactions with owners recognised directly in equity	365	4,122	-	1,370	5,857
Loss for year	-	-	-	(19,582)	(19,582)
Other comprehensive expense
Foreign exchange differences arising on consolidation of foreign operations	-	-	(411)	-	(411)
Total comprehensive expense for the year	-	-	(411)	(19,582)	(19,993)
At December 31, 2019	3,919	167,243	1,746	(151,999)	20,909
Recognition of share-based payments	-	4,395	-	-	4,395
Options exercised in the year	-	(331)	-	331	-
Proceeds from shares issued	246	15,584	-	-	15,830
Transactions with owners recognised directly in equity	246	19,648	-	331	20,225
Loss for year	-	-	-	(32,547)	(32,547)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	472	-	472
Total comprehensive expense for the year	-	-	472	(32,547)	(32,075)
At December 31, 2020	4,165	186,891	2,218	(184,215)	9,059

Consolidated statement of cash flows

year ended 31 December 2020

	Year ended December 31,
	2020	2019
	£000s	£000s
Cash flow from operating activities
Loss before tax	(36,041)	(22,870)
Depreciation charges	476	452
Amortisation charges	20	30
Charge for the year in respect of share-based payments	4,395	584
Net foreign exchange loss	4,864	-
Gain on derivative financial instrument	(1,492)	-
Finance and other expenses	323	163
Finance and other income	(129)	(27)
(Gain)/loss on disposal of property, plant and equipment	(3)	2
Revaluation of trade and other receivables related to contract liabilities	(4,864)	-
Decrease in trade and other receivables	(29,302)	(4)
Increase in other current assets	(3,731)	(4)
Decrease in current financial assets at amortised cost – other	1	42
Increase in trade and other payables	1,303	3,058
Increase in contract liabilities	50,386	17,993
Cash spent on operations	(13,794)	(581)
R&D tax credits received	3,018	2,308
Net cash (outflow)/inflow from operating activities	(10,776)	1,727
Cash flow from investing activities
Net redemption/(purchase) of financial assets at amortised cost – term deposits	10,000	(15,000)
Interest received/(paid)	129	(6)
Purchase of property, plant and equipment	(511)	(9)
Purchase of intangible assets	(3)	-
Proceeds from sale of property, plant and equipment	3	-
Net cash inflow/(outflow) from investing activities	9,618	(15,015)
Cash flow from financing activities
Repayment of lease liabilities	(402)	-
Proceeds from issue of share capital	15,830	5,273
Net cash inflow from financing activities	15,428	5,273
Increase/(decrease) in cash and cash equivalents	14,270	(8,015)
Cash and cash equivalents at start of year	13,515	21,494
Effect of exchange rate fluctuations on cash and cash equivalents held	(336)	36
Cash and cash equivalents at end of year	27,449	13,515